Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-202215

$750,000,000

General Mills, Inc.

3.200% Notes due 2027

Pricing Term Sheet

January 9, 2017

Issuer:	General Mills, Inc.

Issuer Ratings*:	A3/BBB+/BBB+ (Moody’s/S&P/Fitch)

Principal Amount:	$750,000,000

Offering Format:	SEC Registered

Maturity Date:	February 10, 2027

Coupon:	3.200%

Price to Public:	99.580%

Yield to Maturity:	3.249%

Spread to Benchmark Treasury:	+87.5 basis points

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price/Yield:	96-23+ / 2.374%

Interest Payment Dates:	February 10 and August 10, commencing on August 10, 2017

Day Count Convention:	30/360

Optional Redemption Provisions:

Make-whole call	Prior to November 10, 2026, make-whole call at Treasury plus 15 basis points plus accrued and unpaid interest to the redemption date.

Par-call	On or after November 10, 2026, at par plus accrued and unpaid interest to the redemption date

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Trade Date:	January 9, 2017

Settlement Date:

T+5; January 17, 2017

We expect to deliver the notes against payment for the notes on the fifth business day following the date of the pricing of the notes (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	370334 BZ6 / US370334BZ69

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. MUFG Securities Americas Inc. Santander Investment Securities Inc. SG Americas Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, or Deutsche Bank Securities Inc. at 1-800-503-4611.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on January 9, 2017 relating to its Prospectus dated February 20, 2015.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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